UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CAFEPRESS INC.

(Name of Subject Company (issuer))

SNAPFISH MERGER SUB, INC.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

SNAPFISH, LLC

(Name of Filing Persons (Parent of Offeror))

Common Stock, $.0001 Par Value

(Title of Class of Securities)

12769A103

(CUSIP Number of Class of Securities)

Snapfish Merger Sub, Inc.

Snapfish, LLC

10501 Rhode Island Ave.

Beltsville, MD 20705

Attention: Jeffrey Sim

(301) 595-5651

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Richard Gale

Jeffrey E. Jordan

Arent Fox LLP

1717 K Street, NW

Washington, DC 20006

(202) 857-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

The pre-commencement communication filed under the cover of this Schedule TO relates solely to a planned tender offer by Snapfish Merger Sub, Inc., a Delaware corporation (the “Offeror”), for all of the issued and outstanding shares of common stock, par value $.0001 per share (the “Common Stock”), of CafePress Inc. (the “Company”), pursuant to an Agreement and Plan of Merger, dated as of September 28, 2018, by and among Snapfish, LLC, a California limited liability company (“Parent”), the Offeror and the Company.

The tender offer for the purchase of the outstanding shares of the Common Stock of the Company described in this communication has not yet commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of the Company. At the time the tender offer is commenced, Parent and the Offeror will file with the United States Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of the Company’s Common Stock at no expense to them. Those documents may be obtained without charge at the SEC’s website at www.sec.gov or by directing a request to the Offeror or its agent for the tender offer as will be set forth in the tender offer documents.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated September 28, 2018